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3-11-02



SECURITIES AND EXCHANGE COMMISSION

02007599

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3/6

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED
MAR 05 2002
365

SEC FILE NUMBER
~~8-024782~~ 41041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Caruso Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Abby Lane
(No. and Street)

Rochester	**New York**	**14606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Caruso **(585) 247-4360**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name - if individual, state last, first, middle name)

100 Chestnut Street, Suite 1200	**Rochester**	**New York**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Cerified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S

January 28, 2002

OATH OR AFFIRMATION

I, Harry C. Caruso, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caruso Financial Services Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Harry C. Caruso

President

Sworn to before me this
~~28th~~ 22nd day of ~~January,~~ February 2002

Janice A. Keatley
Notary Public

JANICE KEATLEY
NOTARY PUBLIC, State of N.Y., Monroe Co
My Commission Expires 8/31/2005

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statements of Financial Condition
- ■ (c) Statements of Income
- ■ (d) Statements of Changes in Shareholder's Equity
- ■ (e) Statements of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ■ (l) An Oath or Affirmation
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ■ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 716 / 423-1860
Fax 716 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying statements of financial condition of Caruso Financial Services Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caruso Financial Services Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 28, 2002

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash and cash equivalents	$ 5,177	$ 8,753
Marketable securities, at market value (cost $6,222)	5,842	-
Refundable taxes	1,720	-
TOTAL CURRENT ASSETS	12,739	8,753
OTHER ASSET		
Non-marketable securities	-	16,300
	$ 12,739	$ 25,053
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY		
Income taxes payable	$ -	$ 2,156
SHAREHOLDER'S EQUITY		
Common stock, $10 par value:		
Authorized, 10,000 shares		
Issued and outstanding, 1,100 shares	11,000	11,000
Additional paid-in capital	2,314	2,314
(Accumulated deficit) retained earnings	(575)	9,583
	12,739	22,897
	$ 12,739	$ 25,053

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF OPERATIONS

	Year ended December 31,	
	2001	2000
Revenue - commissions	$ 76,248	$ 89,351
Operating expenses:		
Commissions - shareholder	64,779	53,422
Commissions - other	6,737	13,655
Other	14,697	11,723
	86,213	78,800
(LOSS) INCOME FROM OPERATIONS	(9,965)	10,551
Other income (expense)	287	(482)
Unrealized loss on marketable securities	(380)	-
(LOSS) INCOME BEFORE INCOME TAXES	(10,058)	10,069
Income taxes:		
New York State	100	786
Federal	-	1,370
	100	2,156
NET (LOSS) INCOME	$ (10,158)	$ 7,913
Net (loss) income per share of common stock, based upon common shares outstanding	$ (9.23)	$ 7.19

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 1999	$ 11,000	$ 2,314	$ 1,670	$ 14,984
Net income	-	-	7,913	7,913
BALANCE AT DECEMBER 31, 2000	11,000	2,314	9,583	22,897
Net loss	-	-	(10,158)	(10,158)
BALANCE AT DECEMBER 31, 2001	$ 11,000	$ 2,314	$ (575)	$ 12,739

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2001	2000
CASH FLOWS - OPERATING ACTIVITIES		
Net (loss) income for the year	$ (10,158)	$ 7,913
Adjustments to reconcile net (loss) income to net cash provided from operating activities:		
Loss on sale of marketable securities	-	877
Unrealized loss on marketable securities	380	-
Changes in certain assets and liabilities affecting operations:		
Refundable taxes	(1,720)	-
Income taxes payable	(2,156)	2,056
Non-marketable securities transferred to shareholder as part of commissions - shareholder	16,300	-
NET CASH PROVIDED FROM OPERATING ACTIVITIES	2,646	10,846
CASH FLOWS - INVESTING ACTIVITIES		
Investment in marketable securities	(6,222)	(17,317)
Sale of marketable securities	-	16,440
Investment in non-marketable securities	-	(16,300)
NET CASH USED FOR INVESTING ACTIVITIES	(6,222)	(17,177)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,576)	(6,331)
Cash and cash equivalents at beginning of year	8,753	15,084
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,177	$ 8,753
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$ 3,976	$ 100

The accompanying notes are an integral part of the financial statements.

CARUSO FINANCIAL SERVICES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is incorporated in the State of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Cash equivalents

For purposes of cash flow reporting, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax expense (credit) is the result of the change in deferred tax assets or liabilities. Note D provides additional information regarding a deferred tax asset.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and 2000, and the reported amounts of revenues and expenses for the years then ended. Actual results could differ from those estimates.

NOTE B: NON-MARKETABLE SECURITIES

In 2000, the Company purchased $16,300 ($3,300 warrants, $13,000 common stock) of warrants and shares in the NASDAQ. These securities are not publicly traded. The warrants authorized the Company to purchase 1,200 shares of NASDAQ stock from 2002 to 2006 at exercise prices ranging from $13.00 to $16.00. In 2001, the Company transferred at cost $16,300 ($3,300 warrants, $13,000 common stock) of warrants and shares in the NASDAQ to the Company's shareholder, which is included in commissions – shareholder in the accompanying statement of operations for the year ended December 31, 2001.

NOTE C: NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The net capital as of December 31, 2001 and 2000 was $10,142 and $6,596, respectively. The required capital was $5,000 at both December 31, 2001 and 2000.

NOTE D: INCOME TAXES

As of December 31, 2001, the Company has a net operating loss (NOL) carryforward of approximately $10,000 available to offset future taxable income. This carryforward expires in 2021. The deferred tax asset of approximately $1,500 related to this NOL has been fully reserved as management believes the realization of the deferred tax asset is uncertain.

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 716 / 423-1860
Fax 716 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Shareholder
Caruso Financial Services Inc.

We have audited the accompanying financial statements of Caruso Financial Services Inc. as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 28, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 and 12 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 28, 2002

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION

	Year ended December 31,	
	2001	2000
SCHEDULE OF OTHER OPERATING EXPENSES		
Licenses and fees	$ 1,506	$ 574
Advertising	-	375
Office supplies	1,177	592
Transportation	1,463	1,427
Insurance	2,775	2,344
Telephone	755	652
Postage	252	158
Professional fees	4,186	2,300
Dues and publications	77	76
Computer supplies and expense	1,615	2,842
Repairs and maintenance	286	348
Bank service charges	36	35
Miscellaneous expense	569	-
	$ 14,697	$ 11,723

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2001	December 31, 2000
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 12,739	$ 22,897
Deductions:		
Non-allowable assets:		
Refundable taxes	1,720	-
Haircut on securities (computed where applicable, pursuant to 15c3-1(f)):		
Debt securities	1	1
Non-marketable securities	-	16,300
Marketable securities	876	-
	877	16,301
NET CAPITAL	$ 10,142	$ 6,596
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ -	$ 144
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 5,142	$ 1,596
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 10,142	$ 6,380

CARUSO FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION, Cont'd

	December 31, 2001	December 31, 2000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per statements of financial condition	$ -	$ 2,156
TOTAL AGGREGATE INDEBTEDNESS	$ -	$ 2,156
Percentage of aggregate indebtedness to net capital	- %	32.69 %
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per statements of financial condition)	- %	8.61 %

	2001	2000
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported by the Company on Form X-17A-5, Part IIA FOCUS Report	$ 9,962	$ 6,122
Reconciling items:		
Net effect of audit adjustments	180	474
Net capital as reported in supplementary schedule submitted with audited financial statements	$ 10,142	$ 6,596

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 716 / 423-1860
Fax 716 / 423-5966
www.mengelmetzgerbarr.com


Mengel
Metzger Barr
MMB
& Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Shareholder
Caruso Financial Services Inc.

In planning and performing our audit of the financial statements of Caruso Financial Services Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 28, 2002


Mengel
Metzger Barr
MMB & Co. LLP
Certified Public Accountants

CARUSO FINANCIAL SERVICES INC.

ROCHESTER, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2001 AND 2000